

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

February 10, 2011

Mr. Stephen Warner
Chief Financial Officer
Gulfstar Energy Corporation
3410 Embassy Drive,
West Palm Beach, FL 33401

> **Re:** **Gulfstar Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 29, 2010**
> **Form 8-K filed August 5, 2010**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2010**
> **Filed October 6, 2010**
> **File No. 333-151398**

Dear Mr. Warner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed August 5, 2010

General

1. We understand that you intend to file an amended Form 8-K in response to prior comments 1 and 4. Please file your amendment without further delay.

Form 10-Q for the Quarter Ended June 30, 2010

Note 1 – Organization and Summary of Significant Accounting Policies, page 8

2.   We note your disclosures indicating that "Goodwill of $368,369 consists of the assumption by the Company of Talon's negative equity of $263,083 and the purchase of Talon's 3,509,530 common shares valued at $.03 each which totaled $105,286." We understand from your response to prior comment 2 that you recorded the acquisition of Talon as a business combination at fair value in accordance with FASB ASC Topic 805-10. Please address the following points:

- Please explain why the amount of goodwill you recorded is inconsistent with amounts previously disclosed in the Form 8-K you filed on August 5, 2010 indicating goodwill of $441,656 and the Form 8-K you filed on December 1, 2010 indicating goodwill of $285,190.

- Please describe the fair value methods and techniques that you used to determine the "negative equity" of Talon Energy Corporation was $263,083.

- Please provide the pro forma information required by Rule 8-03(b)4 of Regulation S-X or tell us why you believe these requirement do not apply to you.

- Submit the disclosures required by FASB ASC Section 805-10-50 which you intend to include in your next set of annual financial statements to report the acquisition of Talon Energy Corporation.

Closing Comments

        You may contact Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                                        Sincerely,

                                        Karl Hiller
                                        Branch Chief